Filed Pursuant to Rule 433
Registration No. 333-162551

DUFF & PHELPS ANNOUNCES COMMON STOCK
OFFERING OF 4,500,000 SHARES

NEW YORK, February 27, 2012  –  Duff & Phelps Corporation (NYSE: DUF), a leading independent financial advisory and investment banking firm, today announced that it has commenced an underwritten public offering of 4,500,000 shares of its common stock. Duff & Phelps is offering 3,201,922 shares in the offering and Shinsei Bank, Limited is offering an additional 1,298,078 shares as a selling stockholder. The Company and the selling stockholder will grant the underwriter a 30-day option to purchase up to an additional 675,000 shares. Goldman, Sachs & Co. is acting as the sole underwriter for the offering.

Duff & Phelps intends to use the net proceeds it receives from the offering to redeem 3,201,922 units in Duff & Phelps Acquisitions, LLC held by some of its existing unit holders, including approximately one third of the units owned by each of Vestar Capital Partners and its affiliates and Lovell Minnick Partners LLC and its affiliates and units owned by certain of the Company’s executive officers. In addition, Duff & Phelps intends to use cash from its balance sheet and borrowings under its revolving credit facility to redeem an additional 700,000 units held by such unitholders. Holders who elect to be redeemed in connection with this offering will agree to a lock-up for a period of 90 days after the date of the prospectus supplement for this offering. Existing unit holders, other than executive officers and directors, who are not being redeemed with the proceeds from this offering will not be subject to such lock-up. Duff & Phelps will not receive any proceeds from the sale of the shares being sold by Shinsei.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and a related prospectus supplement, which have or will be filed with the SEC.

About Duff & Phelps

As a leading global financial advisory and investment banking firm, Duff & Phelps balances analytical skills, deep market insight and independence to help clients make sound decisions. The firm provides expertise in the areas of valuation, transactions, financial restructuring, alternative assets, disputes and taxation, with more than 1,000 employees serving clients from offices in North America, Europe and Asia. Investment banking services in the United States are provided by Duff & Phelps Securities, LLC; Pagemill Partners; and GCP Securities, LLC. Member FINRA/SIPC. M&A advisory services in the United Kingdom and Germany are provided by Duff & Phelps Securities Ltd. Duff & Phelps Securities Ltd. is authorized and regulated by the Financial Services Authority. Investment banking services in France are provided by Duff & Phelps SAS.